Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series Q – Fixed Rate January 31, 2022	Registration No. 333-260663

PACCAR Financial Corp.

Medium-Term Notes, Series Q—Fixed Rate

CUSIP # 69371RR65

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ MUFG Securities Americas Inc.

☐ BofA Securities, Inc.

☐ BNP Paribas Securities Corp.

☒ J.P. Morgan Securities LLC

☐ Mizuho Securities USA LLC

☐ RBC Capital Markets, LLC

☒ SMBC Nikko Securities America, Inc.

☒ TD Securities (USA) LLC

☒ U.S. Bancorp Investments, Inc.

☐ Wells Fargo Securities, LLC

☒ Other:

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

acting as   ☒   principal   ☐   agent

at:	☐ varying prices related to prevailing market prices at the time of resale

☒   a fixed initial public offering price of 99.877% of the Principal Amount.

Principal Amount: $300,000,000	Original Issue Date: February 4, 2022 (T+4)

Agent’s Discount or Commission: 0.350%	Final Maturity Date: February 4, 2027

Net Proceeds to Company: $298,581,000	Interest Payment Dates: Semi-annually on each February 4 and August 4, commencing August 4, 2022 Record Dates: January 21 and July 21 preceding the applicable Interest Payment Date

Treasury Benchmark: 1.500% due January 31, 2027 Treasury Yield: 1.606% Reoffer Spread: T+42bps Reoffer Yield: 2.026% Interest Rate: 2.000% per annum

Redemption:
☒	The Notes may not be redeemed prior to the Maturity Date.
☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: ____%
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒ The Notes may not be repaid prior to the Maturity Date.
☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations: (Applicable only if Specified Currency is other than U.S. dollars)
Exchange Rate Agent: (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐ Issue Price: %

Form: ☒ Book-Entry ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
J.P. Morgan Securities LLC	Bookrunner	$63,000,000
SMBC Nikko Securities America, Inc.	Bookrunner	$63,000,000
TD Securities (USA) LLC	Bookrunner	$63,000,000
U.S. Bancorp Investments, Inc.	Bookrunner	$63,000,000
Loop Capital Markets LLC	Co-Manager	$12,000,000
Scotia Capital (USA) Inc.	Co-Manager	$12,000,000
Siebert Williams Shank & Co., LLC	Co-Manager	$24,000,000

Total		$300,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC and U.S. Bancorp Investments, Inc., or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, collect at 1-212-834-4533, SMBC Nikko Securities America, Inc., toll-free at 1-888-868-6856, TD Securities (USA) LLC, toll-free at 1-855-495-9846 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.